Exhibit 99.1

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881
Email: info@silvercorp.ca
Website: www.silvercorp.ca

Trading Symbol:	NYSE: SVM	July 5, 2011
TSX: SVM

SILVERCORP REPORTS RESOURCES ESTIMATE ON THE BYP GOLD-LEAD-ZINC PROPERTY IN HUNAN PROVINCE, CHINA

VANCOUVER, British Columbia – July 5, 2011 – Silvercorp Metals Inc. (the “Company”) reports the results of a National Instrument (“NI”) 43-101 Technical Report (the "2011 Resource Report”) dated June 15, 2011 by Randal Cullen, P. Geo. (Qualified Person) on the BYP gold-lead-zinc project in Hunan Province, China. The Resource Report presents the resource estimates for the gold, lead, and zinc metals at the BYP Project and is available for review on the SEDAR system and on the Company’s website at www.silvercorp.ca.

The 2011 Resource Report estimates that the Indicated category resource is 225,400 ounces of gold and the Inferred category resource includes an additional 208,000 ounces of gold, 111,272 tonnes of lead and 283,964 tonnes of zinc, It is based on historical exploration data and the Company’s recent underground channel sampling program. The 2011 Resource Report, however, did not include the significant underground drill results released by the Company on May 5, 2011.

The historical geological report on the property was completed by a Chinese government geological team of Hunan Province in 1992, based on 36,151 m of diamond drilling in 105 holes. The historical geological report defined 5.44 million tonnes of gold mineral resources grading 2.76 g/t Au, containing 482,000 ounces of in situ gold, and 3.12 million tonnes of “higher grade” lead and zinc mineral resources grading 2.45% Pb and 5.26% Zn, containing 76,400 tonnes of lead and 164,112 tonnes of zinc. Silvercorp is not treating the historical estimates as current mineral resources and the historical estimate should not be relied upon.

Resource Estimates from the 2011 Resource Report

Using the base case of 1.0 gram per tonne (g/t) and capped gold values at 11.43 g/t, the gold (Au) resources are estimated to contain an Indicated resource of 2.14 million tonnes grading 3.27 g/t Au, containing in situ 225,400 ounces (oz) of Au and an Inferred resource totaling 2.82 million tonnes grading 2.29 g/t Au, containing in situ 208,000 oz of Au (Table 1). The estimate used a 0.1 g/t Au cutoff.

Table 1: Resource Estimate for Gold at the BYP project

Category	Au Cutoff	Tonnes	Au (g/t)	Contained In situ Au (oz)
	(g/t)
	0.5	2,289,300	3.11	229,151
Indicated	1.0	2,141,750	3.27	225,400
	2.0	1,589,250	3.91	199,653
	0.5	3,300,960	2.08	221,011
Inferred	1.0	2,819,830	2.29	208,000
	2.0	1,316,380	3.35	141,994

The resource estimate for lead (Pb) and zinc (Zn) is all in the Inferred category due to drill spacing and lack of auditable survey data. The resource comprises 8.31 million tonnes grading 1.34% Pb and 3.42% Zn for the base case of 3% Pb+Zn cut-off grade. The estimation results are presented in Table 2.

Table 2: Resource Estimate for Pb-Zn at the BYP project

					Contained in situ
Resource	Pb+Zn	Tonnes	Pb (%)	Zn (%)	Metals
Category	(%)				Pb	Zn
					(tonnes)	(tonnes)
	0.5	25,925,900	0.76	2.1	197,766	544,712
	1.0	25,273,220	0.78	2.14	196,912	539,967
Inferred	2.0	17,568,740	0.95	2.57	166,203	451,569
	3.0	8,314,460	1.34	3.42	111,272	283,964
	5.0	2,713,340	2.17	4.73	58,852	128,314

Geologically, the project area is underlain by Devonian limestone, mudstone, and sandstone units that were intruded by Mesozoic granites within the prominent Central Hunan gold-tin-lead-zinc-antimony polymetallic belt. Gold mineralization up to 41m in true thickness as defined by surface drill holes occurs in the Devonian aged sandstones adjacent to a major basal thrust zone, whereas lead and zinc mineralization zones up to 53m in true thickness is hosted in thickly bedded Middle Devonian carbonates. This lead-zinc resource is locally imbricated with the gold resource along younger thrust planes, juxtaposing and in places coalescing the two mineralization types.

Gold mineralization is mainly related to silisification, fine quartz veining, and disseminated pyrite developed along joints and fractures in fine grained sandstones. Lead and zinc is usually very fine-grained and is associated with silicification and pyrite in dolomitic limestones. Gold, lead and zinc mineralization zones appears from surface to a depth of about 350m based on the deepest historical drill holes.

The Company’s planned 50,000 metre 2011 drilling program will carry out in-fill drilling to confirm and upgrade the historical resources, complete step-out drilling to test depth and strike extension of gold, lead and zinc mineralization, and test several new target areas. Three surface drill rigs and four underground drill rigs are employed to accomplish the task. Since May, 2011, six surface drill holes of up to 700 metres in depth and 12 underground drill holes have been completed. Cores were cut and assay results are pending.

Randal Cullen P.Geo., Qualified Person as defined by NI 43-101, has reviewed and consented to this press release and confirmed that it fairly and accurately represents the information in the Technical Report that supports the disclosure.

Myles Gao, P.Geo., President and Chief Operating Officer of Silvercorp, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to this press release.

About Silvercorp Metals Inc.

Silvercorp Metals Inc. is engaged in the acquisition, exploration, and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining Camp, Henan Province, China. Silvercorp is currently building the GC silver-lead-zinc project in Guangdong Province as its second China production base, and is developing the third production foothold in China at the recently acquired BYP gold-lead-zinc project in Hunan Province. In Canada, Silvercorp is working to apply for a Small Mine Permit for the high grade Silvertip silver-lead-zinc project in northern British Columbia, which will provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange and Toronto Stock Exchange and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO and Lorne Waldman, Corporate Secretary, Phone: (604) 669-9397, Fax: (604) 669-9387, Toll Free 1(888) 224-1881, Email: info@silvercorp.ca, Website: www.silvercorp.ca.

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2011 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

CAUTIONARY NOTE TO U.S. INVESTORS CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

This press releases uses the terms “Measured”, “Indicated” and Inferred” Resources. U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the Securities and Exchange Commission does not recognize them. “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into reserves. U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally of an Inferred Mineral Resource existence, or is economically or legally mineable.